Exhibit 21

Name	Jurisdiction
Priority Fulfillment Services, Inc.	Delaware
Priority Fulfillment Services of Canada, Inc.	Ontario
PFSweb BV SPRL	Belgium
Business Supplies Distributors Holdings, LLC	Delaware
Supplies Distributors, Inc.	Delaware
Supplies Distributors of Canada, Inc.	Ontario
Supplies Distributors S.A.	Belgium
PFSweb Retail Connect, Inc.,	Delaware
PFSweb Philippines Services, LLC	Philippines
REV Solutions Inc.	Delaware
REVTECH Solutions India Private Limited	India
LiveAreaLabs, Inc.	Washington